SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
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Mr. Elliot Staffin
Special Counsel
Office of International Corporate Finance
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-3628
USA

May 31, 2007

Re: File No. 082-04178 (Merck KGaA)

Dear Mr. Staffin,

Our client, Merck KGaA (the "Company"), currently has an exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934 pursuant to Rule 12g3-2(b) thereunder. Pursuant to the recently adopted amendments to the rules governing the ability of a foreign private issuer to terminate the registration of a class of securities under Section 12(g)[1], a foreign private issuer that has obtained an exemption under Rule 12g3-2(b) will, upon application to the Securities and Exchange Commission (the "Commission"), have the right to publish the information required pursuant to such exemption on its website rather than furnishing paper copies to the Commission.[2]

Further to our discussion, we hereby apply on behalf of the Company for the right to publish the information required pursuant to Rule 12g3-2(b)(1)(iii) on the Company's website rather than by way of furnishing the information to the Commission. The Company's website address is http://www.merck.de and the relevant information will generally be located on the investor relations page (http://www.merck.de/servlet/PB/menu/1007000/index.html). The Company will use this alternative method of providing information with effect from June 4, 2007 (the effective date of the new regulations). Neither this letter nor the availability of information on the Company's website shall constitute an admission for any purpose that the Company is subject to the Securities Exchange Act of 1934.

[1] 72 Fed. Reg. 16,934 (2007) (to be codified at 17 C.F.R. Sections 200, 232, 240 and 249).

[2] Id. at 16,955 (New Exchange Act Rule 12g3-2(f)).

dlw 6/1

We understand from our discussion with you that this application will be treated as a supplemental submission and will be effective upon receipt. If you have any questions or concerns, please contact the undersigned by phone (+49 69 74220 113) or email (hfoulkes@skadden.com).

Please acknowledge receipt of this letter on the enclosed copy and return it to us in the enclosed return envelope.

Thanks and very truly yours,

Hilary Foulkes /M.D.(

Hilary Foulkes

cc: Dr. Tilman Schmidt-Lorenz (General Counsel, Merck KGaA)

END